FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 07, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

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Yes ☐   No ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

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•                  MECHEL OPTIMIZES ITS CAPEX PROGRAM, INCREASING FOCUS ON MINING

•                  MECHEL ANNOUNCES AN INCREASE IN DIVIDEND POLICY

Moscow, Russia — March 7, 2006 — Mechel OAO (NYSE: MTL) announces that, following an internal review process, it has optimized its capital expenditure program, allocating substantial additional funds for the continuing development and expansion of its mining segment. This rebalancing reflects Mechel’s overall strategy of seeking strong growth in its mining segment, both through organic growth as well as acquisitions.

The revised overall capex program for the five-year period of 2006 – 2010 is $1.1 billion. It is targeted at expansion of the mining segment and increasing the efficiency of the steel segment. The split of approximately $750 million in mining and approximately $350 million in steel shows the continuing importance of the strong-performing mining segment for Mechel.

In the mining segment, in line with its target to produce 25 million tonnes of coal in 2010, Mechel will direct approximately $100 million to the development of the Erunakovskaya deposit, which will together produce approximately 3 million tonnes of coking coal annually; and $100 million will be directed to the development of brownfield license areas of approximately 1 billion tonnes of predominantly coking coal. Other major mining projects are also aimed at improving quality, and include the construction of Sibirginskaya coal washing plant for approximately $60 million. In the iron ore segment Mechel will invest approximately $70 million in Korshunov Mining Plant.

Steel segment projects are targeted at improving efficiency while maintaining existing output, and will be mainly directed to Chelyabinsk Metallurgical Plant, Mechel’s core steel-producing facility. This includes completion of the construction of an additional continuous caster for approximately $50 million, in line with Mechel’s target to raise the proportion of steel produced through continuous casting from the current 38% to 60% in 2007. Other projects include a new coking battery and reconstruction of rolling facilities.

“The revised capex program reflects our consistent strategy of further expansion of the mining segment. Across both segments we will focus on major projects that will further enhance our solid performance, increase production of higher-margin products, and improve our efficiency”, Mechel’s COO, Alexei Ivanushkin, said.

Mechel OAO also announces that it will increase its dividend from 15% to 50% of net profits under US GAAP, starting with the dividend paid in respect to the 2005 fiscal year.

“We feel that the current market situation and Mechel’s strong performance allows us to offer a new dividend payout ratio moving forward. The new dividend policy is in line with Mechel’s strategy and efforts to reward shareholders’ confidence and implement best international corporate standards,” – Mechel’s Chairman of the Board, Igor Zyuzin, said.

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Mechel OAO

Irina Ostryakova

Phone: 7-495-258-18-28

e-mail: irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   March 07, 2006